Mail Stop 4561

      October 27, 2005


      VIA USMAIL and FAX (305) 577-5994

Mr. Otto Bethlen
Chief Executive Officer, Chief Financial Officer
EZ2 Companies, Inc.
200 SE First Street Suite 602
Miami, Florida 331131

      Re:	EZ2 Companies, Inc.
		Form 10-KSB for the year ended 12/31/2004
      Filed on 5/2/2005
      Form 10-QSB for the periods ended 3/31/2005 and 6/30/2005
      Filed on 5/23/2005 and 8/29/2005
      File No. 000-29449

Dear Mr. Otto Bethlen:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 3 - Redirection of the Company`s Activities

1. We note EZ2 assigned their interests in their website domains
and
intellectual property to you without consideration.   Tell us how
you
considered SAB Topic 5.G and 1.B.1 in determining a how to account for this transaction.

Note 4 - Bridge Loan

2. We note your bridge loan is convertible into common stock.
Tell
us how you accounted for the conversion feature and your basis in GAAP for this treatment.

3. Please explain to us how you accounted for the issuance of preferred stock upon the conversion of this debt into common stock on
May 28, 2005, as disclosed in note 5 of your Form 10-QSB of June
30,
2005. Tell us your basis in GAAP for this treatment.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3414 if you have questions.



								Sincerely,



      Jorge Bonilla
      Senior Staff Accountant
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Otto Bethlen
EZ2 Companies, Inc.
October 27, 2005
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